Exhibit 99.8

PRESS RELEASE

Denmark: TotalEnergies Obtains Two CO2 Storage Licenses
in the Danish North Sea

Paris, February 6, 2023 - TotalEnergies has been awarded two licenses to explore CO2 storage potential in the Danish North Sea. The licenses are located 250 kilometers off the west coast of Denmark and cover an area of 2,118 km2.

The acreage includes the Harald gas fields, currently operated by TotalEnergies, for which the Company is already assessing CO2 storage opportunities within the framework of the Bifrost project, as well as a saline aquifer that could increase CO2 storage volumes and bring a competitive solution to the market.

Alongside state-owned Nordsøfonden (20%), TotalEnergies (80%) will be the future operator of the offshore CO2 storage licenses. The Company will carry out evaluation and appraisal work to develop a project that could ultimately transport and permanently store more than 5 Mt CO2/year, by repurposing existing infrastructure in the Danish North Sea and building new facilities.

“TotalEnergies is pleased to have been awarded these two CO2 storage licenses in Denmark. With its large geological storage potential and its proximity to major industrial emitters in Central Europe, Denmark can play a leading role in carbon capture and storage on the continent,” said Arnaud Le Foll, Senior Vice President New Business - Carbon Neutrality at TotalEnergies. “With the Northern Lights project under construction in Norway and projects under development in the Netherlands and the UK, the North Sea area will be the main contributor to our objective of 10 Mt/y of CO2 storage by 2030 and to the decarbonization of the European economy.”

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About TotalEnergies in Denmark

TotalEnergies is Denmark’s leading oil and gas company, employing a diverse and international workforce of around 1,200 people. We are responsible for 85% of the oil and 97% of the national gas produced and are developing one of the leading carbon storage projects, which is expected to save millions of tons of CO2 in depleted oil and gas reservoirs in the Danish North Sea. TotalEnergies’ operations date back more than half a century, representing an important contribution to Denmark’s economy, energy supply and employment. In addition to its oil and gas activities, TotalEnergies is working on establishing new business activities in offshore wind, solar energy and other renewable energy sources.

About TotalEnergies and Carbon Capture and Storage (CCS)

TotalEnergies’ focus is first to avoid then to reduce its emissions by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. In particular, the Company is developing industrial projects for carbon capture, transport, and storage (CCS). Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to achieve its ambition of developing storage capacity of 10 million metric tons of CO2 per year by 2030 through significant industrial projects such as Northern Lights in Norway and Aramis in the Netherlands. Through all its CCS projects, the Company will reduce its own emissions and those of its customers.

About the Bifrost project, a strong alliance uniting state, industry and academia

Bifrost project will be key for Denmark to meet its carbon neutrality goals and to provide employment alternatives to the work force currently related to oil and gas production.

Bifrost project builds on the learnings from the ongoing two-year studies, carried out with the support of the Danish Energy Technology Development and Demonstration Programme. The project is headed by TotalEnergies and performed together with the DUC partners (Noreco and Nordsøfonden), Ørsted and the Technical University of Denmark.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).